      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 2006

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                             REGISTRATION STATEMENT
                                     UNDER
                                 SCHEDULE B OF
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

          (Name and Address of Authorized Agent in the United States)

                                  VIKAS SHARMA
                                   COUNSELLOR
                                CANADIAN EMBASSY
                          501 PENNSYLVANIA AVENUE N.W.
                             WASHINGTON, D.C. 20001

                                   COPIES TO:

         JASON R. LEHNER                WINTHROP B. CONRAD, JR.              MICHAEL D. MANNING
     SHEARMAN & STERLING LLP             DAVIS POLK & WARDWELL               PROVINCE OF ONTARIO
       COMMERCE COURT WEST               450 LEXINGTON AVENUE            ONTARIO FINANCING AUTHORITY
         199 BAY STREET                NEW YORK, NEW YORK 10017            ONE DUNDAS STREET WEST
           SUITE 4405                       (212) 450-4000                       SUITE 1400
    TORONTO, ONTARIO M5L 1E8                                              TORONTO, ONTARIO M5G 1Z3
         (416) 360-8484                                                        (416) 325-8103

                             ---------------------
    Approximate date of commencement of proposed sale to the public: from time to time after the Registration Statement becomes effective as described herein.

    The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                      PROPOSED MAXIMUM     PROPOSED MAXIMUM
            TITLE OF EACH CLASS                  AMOUNT TO BE          OFFERING PRICE         AGGREGATE            AMOUNT OF
      OF SECURITIES TO BE REGISTERED             REGISTERED(1)          PER UNIT(1)       OFFERING PRICE(1)   REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Debt Securities and Warrants to purchase
 the same..................................    $4,081,950,000(3)            100%            $4,081,950,000        $436,768.65
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1)  Estimated solely for the purpose of determining the registration fee.
(2) The Prospectus included in this Registration Statement also relates to $4,391,067,500 aggregate principal amount of Debt Securities and Warrants registered by Registration Statement No. 333-105400 of which $428,950,000 remains unsold and in respect of which the Province paid a registration fee of $34,702.06.
(3) In U.S. dollars or the equivalent thereof in foreign currencies or currency units, plus such additional principal amount as may be necessary such that, if the Debt Securities are issued at an original issue discount, the aggregate initial offering price of the Debt Securities and Warrants registered hereunder, together with the aggregate principal amount of Debt Securities and Warrants previously registered and are sold as described below, will not exceed $4,510,900,000.

    AS PERMITTED BY RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS RELATING ALSO TO $4,391,067,500 AGGREGATE PRINCIPAL AMOUNT OF DEBT SECURITIES AND WARRANTS REGISTERED UNDER REGISTRATION STATEMENT NO. 333-105400 OF WHICH $428,950,000 REMAINS UNSOLD. THIS REGISTRATION STATEMENT, WHICH IS A NEW REGISTRATION STATEMENT, ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-105400 AND SUCH POST-EFFECTIVE AMENDMENT SHALL HEREAFTER BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT AND IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933, AS AMENDED.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              PROVINCE OF ONTARIO
                                EXPLANATORY NOTE

     This Registration Statement relates to U.S.$4,081,950,000 aggregate principal amount of Debt Securities and Warrants to purchase the same of the Province of Ontario to be offered as separate issues of Debt Securities and/or Warrants from time to time on terms and in the manner to be specified in prospectus supplements to be delivered with the prospectus included in this Registration Statement in connection with each such offering. As permitted by Rule 429 under the Securities Act of 1933, as amended (the "Securities Act"), the prospectus included in this Registration Statement is a combined prospectus which relates to U.S.$4,510,900,000 aggregate principal amount of Debt Securities (plus such additional principal amount as may be necessary such that, if Debt Securities are issued at an original issue discount, the aggregate initial offering price will not exceed U.S.$4,510,900,000) and/or Warrants to purchase the same of the Province of Ontario, of which U.S.$4,081,950,000 is being registered hereby and U.S.$4,391,067,500 was registered pursuant to Registration Statement No. 333-105400, of which there is U.S.$428,950,000 aggregate principal amount of unsold Debt Securities and/or Warrants registered thereunder.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 23, 2006

PROSPECTUS

                                 (ONTARIO LOGO)

                              PROVINCE OF ONTARIO
                                    (Canada)

                               U.S.$4,510,900,000

     By this prospectus, the Province may offer its debt securities, consisting of any combination of debentures, notes and bonds, and warrants to purchase debt securities.

     We may offer from time to time up to U.S.$4,510,900,000 (plus such additional principal amount as may be necessary such that if the debt securities are issued at an original discount, the aggregate initial offering price will not exceed U.S.$4,510,900,000) aggregate offering amount of debt securities and warrants or the equivalent in other currencies. We will provide the specific terms of these debt securities and warrants in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                   This prospectus is dated           , 2006.

                               TABLE OF CONTENTS

About This Prospectus.......................................      3
Where You Can Find More Information.........................      3
Forward-Looking Statements..................................      4
Province of Ontario.........................................      4
Description of Debt Securities and Warrants.................      4
  General...................................................      4
  Prescription..............................................      5
  Form, Exchange and Transfer...............................      5
  Registered Global Securities..............................      6
  Payment of Interest and Principal.........................      7
  Warrants..................................................      7
  Canadian Income Tax Considerations........................      7
  United States Income Tax Considerations...................      8
  Enforceability and Governing Law..........................     10
Use of Proceeds.............................................     10
Plan of Distribution........................................     10
Debt Record.................................................     11
Legal Matters...............................................     11
Authorized Agent............................................     11
Experts and Public Official Documents.......................     11

                             ---------------------

     THE PROSPECTUS SUPPLEMENT THAT RELATES TO YOUR DEBT SECURITIES OR WARRANTS MAY UPDATE OR SUPERSEDE ANY OF THE INFORMATION IN THIS PROSPECTUS.

     The words "the Province", "we", "ours", or "us" refer to the Province of Ontario.

                             ABOUT THIS PROSPECTUS

     This prospectus has been filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under this shelf process, we may sell any combination of the debt securities and warrants described in this prospectus in one or more offerings for total aggregate proceeds of up to U.S.$4,510,900,000 (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed U.S.$4,510,900,000). This prospectus provides you with a general description of the debt securities and warrants we may offer. Each time we sell debt securities or warrants we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION below.

     References in this prospectus to "Cdn.$" are to lawful money of Canada and "U.S.$" are to lawful money of the United States of America. The inverse of the noon buying rate in New York, New York on May 23, 2006 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn.$1.00 = U.S. $0.8949.

                      WHERE YOU CAN FIND MORE INFORMATION

     The Province is not subject to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, it does file an annual report and other information with the SEC on a voluntary basis. These reports include certain financial, statistical and other information about the Province. You may read and copy any document the Province files with the SEC at the SEC's public reference facility at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information. Information filed by the Province is also available from the SEC's Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym EDGAR, as well as from commercial document retrieval services.

     The SEC allows the Province to "incorporate by reference" into this prospectus information filed with the SEC, which means that the Province can disclose important information to you by referring you to these documents.

     This prospectus incorporates by reference the documents listed below:

     - the Province's Annual Report on Form 18-K for the year ended March 31, 2005 and the exhibits thereto; and

     - all amendments to the Province's Annual Report on Form 18-K for the year ended March 31, 2005 filed prior to the date of this prospectus.

     The Province also incorporates by reference all future annual reports on Form 18-K and amendments to such annual reports, and any other information the Province files with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act until it sells all of the debt securities and warrants authorized to be offered by this Prospectus. Each time the Province files a document with the SEC that is incorporated by reference, the information in that document automatically updates or supersedes the information contained in previously filed documents.

     You may request a free copy of the annual report and amendments to the annual report by writing or calling the Province at the following address:

    Province of Ontario
     Ontario Financing Authority
     One Dundas Street West
     Suite 1400
     Toronto, Ontario
     Canada, M5G 1Z3

     Telephone: (416) 325-8103

     You should rely only on the information incorporated by reference or contained in this prospectus or any prospectus supplement. The Province has not authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. The Province is not making an offer of these debt securities or warrants in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     The following documents relating to the Province's securities offered by this prospectus may contain forward-looking statements:

     -  this prospectus;

     -  any prospectus supplement; and

     - the documents incorporated by reference into this prospectus and any prospectus supplement.

     Forward-looking statements are statements that are not historical facts, including statements about the Province's beliefs and expectations. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

                              PROVINCE OF ONTARIO

     The Province of Ontario has the highest level of economic activity and the largest population of any of Canada's ten provinces. It is Canada's leading manufacturing and trading province. Gross Domestic Product ("GDP") at current market prices in 2004 was Cdn.$517,407 million, representing 40.1% of the Canadian GDP. Personal income per capita in 2004 was Cdn.$31,978, or 5.4% above the national average.

     The provincial economy displays many of the characteristics of a mature economy, including substantial secondary and service sectors. In broad terms, the primary sector is composed of agriculture, mining and forestry, while manufacturing, utilities and construction form the secondary sector. The remaining categories, such as transportation, communication, wholesale and retail trade, and business and public service, make up the service sector.

     Ontario covers an area of approximately 1,076,395 square kilometers (415,598 square miles), about 10.8% of Canada, and is about 11.0% as large as the United States. The estimated population of Ontario on July 1, 2005 was 12.5 million, or 38.9% of Canada's total population of 32.3 million. Since 1992, the populations of Ontario and Canada have increased at average annual rates of 1.3% and 1.0%, respectively. Although it constitutes only 12% of the area of the Province, Southern Ontario contains over 93.6% of its population. The provincial capital is Toronto. The estimated population of the Greater Toronto Area, the largest metropolitan area in Canada, was 5.76 million on July 1, 2005.

                  DESCRIPTION OF DEBT SECURITIES AND WARRANTS

     The Province may issue debt securities and warrants in distinct series at various times. This section summarizes the terms of the debt securities and warrants that are common to all series. The particular terms and provisions of a series of debt securities and warrants, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.

     If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement. The prospectus supplement that relates to your debt securities or warrants may update or supersede any of the information in this section.

GENERAL

     The debt securities will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the debt securities will be a charge on and payable out of the Consolidated Revenue Fund of Ontario.

     The prospectus supplement that relates to your debt securities will specify the following terms:

     -  price and aggregate principal amount of the debt securities;

     -  title of the debt securities;

     - the stated maturity date of the debt securities, which is the date on which the Province must repay the principal amount of the debt securities;

     - the interest rate which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

     - the issue date and the date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

     -  where and how the Province will pay principal and interest;

     - whether and in what circumstances the debt securities may be redeemed or repaid before maturity;

     - whether and in what circumstances the debt securities may be convertible into debt securities of a different series or other indebtedness of the Province;

     -  whether and in what circumstances sinking fund payments will be made;

     - whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

     - whether the debt securities will be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their stated principal amount;

     - any currency in which the Province may denominate or pay interest or principal on the debt securities;

     - whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for certificated (physical) securities;

     - the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and

     -  any other material terms of the debt securities.

     If applicable, the prospectus supplement will also describe any material United States or Canadian federal income tax considerations applicable to the debt securities.

PRESCRIPTION

     The debt securities will become void unless presented for payment within a period of the lesser of two years, or the period prescribed by law, from the date on which payment in respect of such debt securities become due and payable or if the full amount of the moneys payable on such date in respect of the debt securities has not been received by the fiscal agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that such moneys have been so received.

FORM, EXCHANGE AND TRANSFER

     The debt securities will be issued:

     -  only in fully registered form;

     -  without interest coupons; and

     - in minimum aggregate principal amounts of U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000, or as described in the prospectus supplement.

     The Province may, but is not required to, appoint a fiscal agent or agents to act on its behalf in connection with the debt securities. If appointed, the duties of the fiscal agent for any series of debt securities will be governed by a fiscal agency agreement for that particular series. The Province may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent at any time. The Province may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent, if any, will be the agent of the Province, will not be trustee for the holders of debt securities and will not have the same responsibilities or duties to act for such holders as would a trustee.

     Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will maintain at an office in the Borough of Manhattan, City of New York, a register for the registration of transfers of debt securities issued in registered form.

     You may exchange debt securities registered in your name for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer debt securities registered in your name at the office of the fiscal agent or other person identified in the prospectus supplement. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made after the fiscal agent or other person authorized by the Province is satisfied with your evidence of title.

REGISTERED GLOBAL SECURITIES

     The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of a depositary or its nominee identified in the prospectus supplement, and will be deposited with the depositary, its nominee or a custodian (the "depositary"). The specific terms of the depositary arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depositary. The debt securities represented by a global security may not be transferred to the name of the investor unless the special circumstances described below occur. Any investor wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depositary.

SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES

     Our obligations, as well as the obligations of the fiscal agent and those of any agents retained by us or the fiscal agent, are owed only to persons who are registered as holders of debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to these types of arrangements.

     An investor should be aware that when debt securities are issued in the form of global securities:

     -  the investor cannot get debt securities registered in its own name;

     - the investor cannot receive physical certificates for its interest in the debt securities;

     - the investor must look to its own bank or brokerage firm for payments on the debt securities and protection of its legal rights relating to the debt securities;

     - the investor may not be able to sell or pledge interests in the debt securities to some insurance companies and other institutions that are required to hold the physical certificates of debt securities that they own;

     - the depositary's policies will govern payments, transfers, exchanges and other matters relating to the investor's interest in the global security;

     - the Province and the fiscal agent have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security;

     - the Province and the fiscal agent do not supervise or review the records of the depositary in any way; and

     - the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds.

SPECIAL SITUATIONS WHEN THE GLOBAL SECURITY WILL BE TERMINATED

     In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates. The Province will issue debt securities in the names advised by the depositary. An investor may choose whether to hold debt securities directly in its own name or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their beneficial interests in debt securities transferred into their own names, so that they will be direct registered holders.

     The special situations for termination of a global security are:

     - when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary (unless a replacement depositary is named); and

     -  when and if we decide to terminate a global security.

     The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not the Province or the fiscal agent) is responsible for deciding the names of the institutions that will be the registered holders after the exchange and also for advising the Province and the fiscal agent what the names will be.

PAYMENT OF INTEREST AND PRINCIPAL

     On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a debt security to the person in whose name the debt security is registered at the close of business on the related "record date". The record date will be specified in the prospectus supplement.

     We, our registrar and any of our paying agents appointed through a fiscal agency agreement shall treat the registered holders of the debt securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders shall be valid and shall discharge our liability and that of the registrar of the debt securities to the extent of the sum or sums so paid.

     Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will make all payments of principal and interest on the debt securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the debt securities (or, in the case of a global security, to the depositary) as soon as possible. Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.

WARRANTS

     The Province may issue warrants for the purchase of debt securities, either separately or together with debt securities. The warrants, if any, will be issued under warrant agreements between the Province and a bank or trust company, as warrant agent. The terms of any such agreement will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants will describe the following terms:

     - the terms listed under the heading "Description of Debt Securities and Warrants -- General -- Information to be Specified in the Prospectus Supplement", as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

     - the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price to you of those debt securities;

     - the procedures you must follow and the conditions you must satisfy in order to exercise your warrants;

     - the dates on which your right to exercise your warrants begins and expires;

     - whether and when your warrants and any debt securities issued together with your warrants may be sold or transferred separately;

     - whether the certificates that represent the warrants will be issued in registered or bearer form, whether they will be exchangeable as between such forms, and if issued in registered form, where the warrants can be transferred and registered;

     - whether and under what conditions the warrants may be terminated or cancelled by the Province; and

     - whether there are any special United States or Canadian federal income tax considerations applicable to the warrants, including possible original issue discount on debt securities issued with warrants.

CANADIAN INCOME TAX CONSIDERATIONS

     The following summary of Canadian income tax considerations relevant to the debt securities is general in nature only and does not constitute legal or tax advice to you or any prospective investor in the debt securities. You should consult with your own tax advisor before investing in the debt securities.

     The following summary fairly describes the principal Canadian federal income tax consequences generally applicable to a beneficial owner of debt securities who for purposes of the Income Tax Act (Canada) (the "Act") is not resident and is not deemed to be resident in Canada and who does not use or hold and is not deemed to use or hold the debt securities in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere (a "Non-resident Holder"). This summary is based on the provisions of the Act, the regulations thereunder in force on the date hereof and the current administrative and assessing practices and policies published by the Canada Revenue Agency. This summary does not take into account or anticipate any other changes in law, whether by legislative, governmental or judicial action. This summary does not address provincial, territorial or foreign income tax considerations. No assurances can be given that changes in the law or administrative practices or future court decisions will not affect the tax treatment of a Non-resident Holder.

     This summary is of a general nature only, does not include all Canadian federal income tax considerations and is not intended to be, nor should it be considered to be, legal or tax advice to any particular beneficial owner and no representation with respect to the consequences to any particular Non-resident Holder is made. Therefore, you should consult your own tax advisors for advice regarding your particular circumstances.

     Under the Act, the Province is not required to withhold tax from interest (including amounts on account of or in lieu of payment of, or in satisfaction of, such interest) or principal paid or credited or deemed to be paid or credited by the Province on debt securities to a Non-resident Holder except where all or any portion of such interest is contingent or dependent upon the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion or by reference to dividends payable on any class of shares of the capital stock of a corporation and the debt security is not a prescribed obligation for purposes of paragraph 212(1)(b) of the Act. A "prescribed obligation" for these purposes is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding that is determined by reference to a change in the purchasing power of money and no amount payable in respect thereof is contingent or dependent upon the use of, or production from, property in Canada or is computed by reference to any of the criteria described in the previous sentence, other than the purchasing power of money. The applicability of the foregoing exceptions to a particular issue of debt securities will be dealt with as necessary in the prospectus supplement relating to the issue of the debt securities.

     In the event that a debt security is redeemed, cancelled, repurchased or purchased by the Province or is otherwise assigned or transferred by a Non-resident Holder to a person resident or deemed to be resident in Canada for an amount which exceeds, generally, the issue price thereof, or in certain cases the price for which the debt security was assigned or transferred by a resident in Canada to the Non-resident Holder, the difference between the price for which the debt security is redeemed, cancelled, repurchased or purchased or otherwise assigned or transferred and the issue (or such other) price may in certain circumstances, be deemed to be interest and may be subject to Canadian non-resident withholding tax if the debt security is not an excluded obligation within the meaning of subsection 214(8) and such interest is not otherwise exempt from Canadian non-resident withholding tax. A debt security will be an "excluded obligation" if interest in respect of such debt security is exempt from Canadian non-resident withholding tax because such debt security is described in the previous paragraph.

     Generally, no other tax on income or capital gains is payable in respect of debt securities or the interest thereon by Non-resident Holders.

UNITED STATES INCOME TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax consequences of the ownership and disposition of U.S. dollar denominated debt securities to U.S. Holders (as defined below) that acquire debt securities at original issuance at their "issue price" and hold such debt securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is limited to debt securities whose "issue price" is, for United States federal income tax purposes, generally not less than their "stated redemption price at maturity," each as defined in section 1273 of the Code. Tax consequences of debt securities with different terms will be addressed in the prospectus supplement. This summary is based on the Code, existing and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code and those regulations (all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect).

     This summary does not discuss all of the tax consequences that may be relevant to prospective purchasers in light of their particular circumstances or to prospective purchasers subject to special rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons who will hold debt securities as part of a hedging transaction, "straddle," conversion transaction, or other integrated transaction, or whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. You should consult with your own tax advisors about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws and the tax laws of any state, local or foreign jurisdiction.

     For purposes of this summary, you are a U.S. Holder if, for United States federal income tax purposes, you are a beneficial owner of a debt security and either:

     - You are a citizen of the United States or a resident of the United States who is a natural person;

     - You are a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

     - You are an estate, and your income is subject to United States federal income taxation regardless of its source; or

     - You are a trust, and (i) both a United States court is able to exercise primary supervision over your administration, and one or more United States persons have the authority to control all of your substantial decisions, or (ii) you have a valid election in effect under applicable Treasury regulations to be treated as a United States person.

     If a partnership holds a debt security, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding a debt security should consult their tax advisor.

INTEREST

     In general, you will be required to include payments of stated interest on the debt securities in your gross income as ordinary interest income at the time the interest is accrued or received in accordance with your method of accounting for United States federal income tax purposes. This interest will be foreign source income for foreign tax credit purposes and generally, for interest paid in taxable years beginning before January 1, 2007, will be either "passive" or "financial services" income, and for interest paid in taxable years beginning after December 31, 2006, will be "passive category" or "general category" income.

SALE, EXCHANGE, OR RETIREMENT

     Upon the sale, exchange or retirement of a debt security, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (not including any amounts attributable to accrued but unpaid interest, which, unless you have previously included the interest in income, will be taxable to you as such) and your adjusted tax basis in the debt security. Your adjusted basis in a debt security generally will be the amount you paid to purchase the debt security. Your gain or loss will generally be a long-term capital gain or loss if you have held the debt securities for more than one year. Non-corporate U.S. Holders, including individuals, generally are eligible for a reduced rate of taxation on long-term capital gain. The deduction of capital losses is subject to limitations under the Code. Your gain or loss generally will be U.S. source for foreign tax credit purposes.

BACKUP WITHHOLDING

     Certain "backup" withholding and information reporting requirements may apply to payments on the debt securities and to proceeds of the sale before maturity of the debt securities. The Province, its agent, a broker, the relevant trustee or any paying agent, as the case may be, may withhold tax from any of these payments to you if you do not furnish your taxpayer identification number (social security number or employer identification number), if you do not certify that you are not subject to backup withholding, or if you otherwise do not comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) generally are not subject to the foregoing backup withholding and information reporting requirements. The backup withholding rate is currently 28%.

     Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a refund or a credit against your United States federal income tax provided that the required information is furnished to the Internal Revenue Service by the date required.

     THE ABOVE SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR OWNERSHIP AND DISPOSITION OF THE

DEBT SECURITIES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

ENFORCEABILITY AND GOVERNING LAW

     We have not agreed to waive any immunity from the jurisdiction of the courts of the United States nor have we appointed an agent in the United States upon which process may be served. As a result, you may not be able to sue us in a United States court or enforce a judgment against us if granted by a United States court.

     However, as we have no immunity from the jurisdiction of the Ontario courts, you may bring a law suit against us in the Ontario courts for matters arising under the debt securities or warrants. You may do so whether or not you are a resident of Ontario or a citizen of Canada and without any need to obtain the consent of any public official or authority. A lawsuit against us in an Ontario court will be governed by the Proceedings Against the Crown Act, which, for example, makes the remedies of specific performance and injunctions unavailable against us. The Proceedings Against the Crown Act provides that at least 60 days before the commencement of an action against Ontario, notice of the claim must be served on the Attorney General of the Province.

     Although any order obtained in an action brought in the courts of Ontario against the Province may not be enforced by execution or attachment or process in the nature thereof, the Proceedings Against the Crown Act further provides that the Minister of Finance shall pay out of the Consolidated Revenue Fund the amount payable by the Crown under an order of a court that is final and not subject to appeal or under a settlement of a proceeding in court.

     Further, in the absence of a waiver of immunity by Ontario, it would be possible to obtain a United States judgment in an action against Ontario only if a court were to determine that the United States Foreign Sovereign Immunity Act of 1976 (the "Foreign Sovereign Immunity Act") precludes the granting of sovereign immunity.

     However, even if a United States judgment could be obtained in any such action under the Foreign Sovereign Immunity Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of Ontario located in the United States to enforce a judgment obtained under the Foreign Sovereign Immunity Act may not be possible except under limited specified circumstances.

     Unless otherwise provided in the applicable prospectus supplement, the debt securities and warrants and the fiscal agency agreement and the warrant agreement, if any, will be governed by the laws of Ontario and the laws of Canada applicable in Ontario.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of the debt securities will be used for general Provincial purposes.

                              PLAN OF DISTRIBUTION

     We may sell debt securities and warrants to the public:

     -  through agents;

     -  through underwriters or dealers; or

     -  directly to purchasers.

     We will describe in a prospectus supplement the specific plan of distribution for a particular series of debt securities or warrants, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities or warrants, the proceeds to the Province from the sale of the debt securities or warrants, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

     We may distribute debt securities and warrants from time to time in one or more transactions:

     -  at a fixed price or prices, which may change;

     -  at market prices prevailing at the time of sale;

     -  at prices related to such prevailing market prices; or

     -  at prices to be negotiated with purchasers.

     Debt securities and warrants may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities or warrants directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities or warrants for its own account. The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased.

     In connection with the sale of debt securities and warrants, the Province, or purchasers of debt securities and warrants for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters and any discount or commissions received by them from the Province, and any profit on the resale of debt securities and warrants by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). The prospectus supplement will identify any underwriters with respect to the debt securities and warrants.

     We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of debt securities and warrants against certain liabilities, including liabilities under the Securities Act, or to provide contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

                                  DEBT RECORD

     The Province has never defaulted on any of its direct or guaranteed obligations. Payments have been made when due, subject during wartime to any applicable laws and regulations forbidding such payment.

                                 LEGAL MATTERS

     Unless otherwise indicated in the prospectus supplement, the legality of the debt securities and warrants, and certain other matters of Canadian and Ontario law, will be passed upon by:

     - the Deputy Attorney General of the Province of Ontario, Assistant Deputy Attorney General of the Province of Ontario, the Acting Assistant Deputy Attorney General of the Province of Ontario or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch, Ministry of Finance; and

     -  Stikeman Elliott LLP, Canadian counsel to the underwriters.

     Certain matters of United States law in connection with the offering of the debt securities and warrants will be passed upon by:

     -  Shearman & Sterling LLP, United States counsel to the Province; and

     -  Davis Polk & Wardwell, United States counsel to the underwriters.

                                AUTHORIZED AGENT

     The authorized agent of the Province in the United States is the Counsellor, Canadian Embassy, 501 Pennsylvania Avenue N.W., Washington, D.C. 20001.

                     EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

     Information included or incorporated by reference herein, which is designated as being taken from a publication of the Province or Canada, or an agency or instrumentality of either, is included or incorporated herein on the authority of such publication as a public official document.

     All financial information of the Province included or incorporated by reference herein is obtained from the Public Accounts for the Province of Ontario, the 2006 Ontario Budget, or prepared by the Ontario Ministry of Finance or the Ontario Financing Authority. The information set forth or incorporated by reference herein, other than that set forth under the headings "Description of Debt Securities and Warrants", "Plan of Distribution" and other than as described in the preceding paragraph, was supplied by Michael D. Manning, Executive Director, Ontario Financing Authority, or his representatives in their official capacities.

                                    PART II

                            SUPPLEMENTAL INFORMATION

   (THAT REQUIRED BY ITEMS (11), (13) AND (14) AND A PART OF THAT REQUIRED BY
       ITEM (3) OF SCHEDULE B OF THE SECURITIES ACT OF 1933, AS AMENDED)

I. An itemized statement showing expenses, other than underwriting fees, of the Province of Ontario (the "Province") in connection with the sale of a particular issue of Debt Securities and/or Warrants shall be provided in an amendment to the Province's Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

II. The Registrant hereby agrees to furnish a copy of any agreement or agreements made with any underwriter governing the sale of the Securities in the United States in an amendment to the Province's Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

III. The Registrant hereby agrees to furnish a copy of the opinion of the Deputy Attorney General, Assistant Deputy Attorney General, Acting Assistant Deputy Attorney General of the Province of Ontario or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch, Ministry of Finance, including a consent relating thereto, in respect of the legality and validity of the Securities in an amendment to the Province's Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

IV. All of the funded debt or floating debt of the Province is unsecured, hence there is no provision for substitution of security with regard thereto.

                       CONTENTS OF THE REGISTRATION STATEMENT

     This Registration Statement comprises:

     (1)   The facing sheet

     (2)   Part I, consisting of the Prospectus

     (3)   Part II, consisting of Pages II-1 to II-6.

     (4)   The following exhibits:

        A.   Form of Fiscal Agency Agreement, including Form of Debt Securities*

        B.   Form of Underwriting Agreement*

        C.   Form of Warrant Agreement, including Form of Warrants*

        D. The opinion of the Deputy Attorney General, Assistant Deputy Attorney General, Acting Deputy Attorney General of the Province of Ontario or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch, Ministry of Finance, including a consent relating thereto, in respect of the legality and validity of the Debt Securities and/or Warrants*
---------------

* Any exhibit required to be filed which is not filed herewith will be filed in an amendment to the Province's Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

                                  UNDERTAKINGS

     The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

       provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clauses (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered hereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report on Form 18-K or of amendments thereto under the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                            SIGNATURE OF REGISTRANT

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Province of Ontario, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada.

                                         PROVINCE OF ONTARIO

                                         By: /s/ MICHAEL D. MANNING
                                          --------------------------------------
                                          Name: Michael D. Manning
                                          Title: Executive Director
                                              Capital Markets Division
                                              Ontario Financing Authority

Toronto, Ontario
Dated: May 23, 2006

                           SIGNATURE OF REGISTRANT'S
                     AUTHORIZED AGENT IN THE UNITED STATES

     Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of an authorized agent of the Registrant in the United States.

                                         By: /s/ VIKAS SHARMA
                                          --------------------------------------
                                          Name: Vikas Sharma
                                          Title: Counsellor, Canadian Embassy
                                              Authorized Agent

Washington, D.C.
Dated: May 23, 2006

                                    CONSENT

     I hereby consent to the reference to me under the heading "Experts and Public Official Documents" in the Prospectus constituting Part I of the Registration Statement of the Province of Ontario with which this consent is filed.

                                         By: /s/ MICHAEL D. MANNING
                                          --------------------------------------
                                          Name: Michael D. Manning
                                          Title: Executive Director
                                              Capital Markets Division
                                              Ontario Financing Authority

Toronto, Ontario
Dated: May 23, 2006